FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

S A D I A   S. A.

CNPJ/MF nº 20.730.099/0001-94

A PUBLICLY-HELD COMPANY

CERTIFICATE

I certify that, on the twenty-seventh day of August of the year two thousand and eight, at 8 o'clock, at its facilities at Rua Fortunato Ferraz nº 365 – 2nd. floor, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Walter Fontana Filho, and upon a verification of compliance with the first paragraph of Article 16 of the Bylaws, the meeting was called to order to discuss, among other matters,  the following Order of Business:

..............................................................................................................

6. PROPOSAL FOR THE MERGER BY ABSORPTION OF “AVÍCOLA INDUSTRIAL BURITI ALEGRE LTDA. (GOIAVES)":-

By making reference to the resolution in items 8 and 9 of Minutes No. 140, of the meeting of this body held on 07.30.2008 and based on the appraisal report of the net asset value of Avícola Buriti Alegre Ltda., submitted by KPMG Auditores Independentes on this date, and in conformity with the provisions under letter “c”, item VII of Article  17 of the Bylaws, the Board of Directors approved the following proposal to be submitted to the General Meeting of Shareholders: “To the Shareholders: After analyzing the studies, protocol and rationale for the merger by absorption, as well as the corresponding appraisal report related to the absorption of Avícola Buriti Alegre Ltda. by this Company and in view of the resulting corporate and operational advantages, the Board of Directors express its favorable opinion on the corporate operation of absorbing the aforementioned controlled company.”

For all intents and purposes, it is recorded herein that the Audit Committee members, Messrs. Luiz Guilherme Tinoco Aboim da Costa (Deputy Member), José Fernando Monteiro Alves and Perceval Leite Britto, attended this meeting.

7. CALL NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS:-

In view of the proposal to be discussed at the Extraordinary General Meeting of Shareholders, and in conformity with item VI, Article 17 of the Bylaws, the Board of Directors resolved to call an Extraordinary General Meeting of Shareholders to be held at the company's main address 09.29.2008, beginning at 02:00 p.m., with the following Order of Business:

“SADIA S.A.

CNPJ nº 20.730.099/0001-94

A Publicly-Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The Shareholders of Sadia S.A. are invited to attend the Extraordinary General Meeting of Shareholders to be held on September 29, 2008, at 02:00 p.m., at its main address at Rua Senador Attílio Fontana No. 86, in Concórdia-SC in order to discuss and make a resolution about the following Order of Business and pertinent Remarks:

a) Discussion of the proposal submitted by the Board of Directors, for the absorption of Avícola Buriti Alegre Ltda;

b) Approval of the appointment of a specialist company to prepare the corresponding appraisal report;

c) Examination of the appraisal report and resolution about the merger by absorption.

General Instructions:

1. proxies for the general meeting shall be received at the São Paulo Administrative Center at Rua Fortunato Ferraz, No. 529/659, Gate 2, 2nd. floor, Vila Anastácio -São Paulo-SP, Investors Relations Management, no later than 05:00 p.m., September 25, 2008.

2. the shareholders will find at their disposal, at the Company's headquarters and at the site www.sadia.com.br, the documentation on the matters to be appreciated at the extraordinary general meeting of shareholders, in compliance with Paragraph 3 of article 135 of Law 6404/76 and CVM Instruction 319, of 12.03.1999, amended by CVM Instructions Nos. 320/99 and 349/01.

8. CREATING EXECUTIVE BOARD POSITIONS, NOMINATING THEIR RESPECTIVE INCUMBENTS AND CHANGING THE TITLES OF THE POSITIONS:

Pursuant to the provisions in item III, Article 17 of the Bylaws, the Board resolved to create the positions of Vice President Directors, nominate their respective incumbents and change the title of certain Executive Board positions as follows:

(i) for the position of Director Vice President of Domestic Market, Mr. Sérgio Carvalho Mandin Fonseca, and the position of Brazil Commercial Director is deleted.

(ii) for the position of Director Vice President of Foreign Market, Mr. Gilberto Meirelles Xandó Baptista, and the position of International Commercial Director is deleted.

(iii) for the position of Director Vice President of Operations, Mr. Valmor Savoldi, and the position of Integrated Operations and Planning Director is deleted.

(iv) change the title of the position occupied by Mr. Adriano Lima Ferreira, from Finance Director to Corporate Development and Finance Director;

(iv) change the title of the position occupied by Mr. Antonio Paulo Lazzaretti, from Technology and Production Director to Quality Assurance and Sustainability Director;

(iv) change the title of the position occupied by Mr. Welson Teixeira Junior, from Control, Administration, Information Technology and Investor Relations Director to Controller, Investor Relations and Information Technology Director;

(vii) change the title of the position occupied by Mr. Licínio Antonio Huffenbaecher Junior, from Director of Beef Activities to Beef Director;

There being no further business, the meeting was adjourned for drawing up these minutes, which were then signed by all Board members present.

São Paulo-SP, August 27, 2008.

/s/ Walter Fontana Filho (Chairman); Eduardo Fontana d’Avila (1st Vice Chairman); Diva Helena Furlan; Francisco Silverio Morales Céspede; José Marcos Konder Comparato; Luiza Helena Trajano Inácio Rodrigues; Norberto Fatio, Roberto Faldini, Vicente Falconi Campos.

I CERTIFY that this is a faithful copy of Minutes No. 141, transcribed from pages 36 to 39 of the Book of Minutes No. 5 of Sadia S.A. Board of Directors.

José Nestor Conceição Hopf

Secretary